EXHIBIT 99.4 NOTICE OF AGM and RECORD DATE 19April13

COMPUTERSHARE 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

Date: April 19, 2013

To: All Canadian Securities Regulatory Authorities
Subject: CANADIAN ZINC CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	May 09, 2013
Record Date for Voting (if applicable) :	May 09, 2013
Beneficial Ownership Determination Date:	May 09, 2013
Meeting Date:	June 12, 2013
Meeting Location (if available) :	650 West Georgia Street Vancouver, B.C. V6B 4N9
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	n/a
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:
Description                                                                CUSIP Number                                                      ISIN
COMMON                                                          136802105             CA1368021053

Sincerely,

Computershare
Agent for CANADIAN ZINC CORPORATION